Exhibit 99.1

BIOCERES CROP SOLUTIONS CORP.
Unaudited interim condensed consolidated financial
statements as of March 31, 2020, June 30, 2019 and for
the nine-month periods ended March 31, 2020 and 2019

BIOCERES CROP SOLUTIONS CORP.

INDEX

Unaudited interim condensed consolidated financial statements as of March 31, 2020, June 30, 2019 and for the nine-month periods ended March 31, 2020 and 2019.

Unaudited interim condensed consolidated statements of financial position as of March 31, 2020 and June 30, 2019	F-3

Unaudited interim condensed consolidated statements of comprehensive income for the three-month and nine-month periods ended March 31, 2020 and 2019	F-5

Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended March 31, 2020 and 2019	F-6

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended March 31, 2020 and 2019	F-8

Notes to the unaudited interim condensed consolidated financial statements	F-10

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2020 and June 30, 2019

(Amounts in US Dollars)

	Notes	03/31/2020	06/30/2019
ASSETS
CURRENT ASSETS
Cash and cash equivalents	5.1	48,178,287	3,450,873
Other financial assets	5.2	6,082,099	4,683,508
Trade receivables	5.3	64,534,544	59,236,377
Other receivables	5.4	4,215,182	1,981,829
Income and minimum presumed income taxes recoverable		100,654	1,263,795
Inventories	5.5	28,458,362	27,322,003
Biological assets	5.6	714,053	270,579
Total current assets		152,283,181	98,208,964

NON-CURRENT ASSETS
Other financial assets	5.2	334,894	376,413
Other receivables	5.4	2,170,393	1,560,310
Income and minimum presumed income taxes recoverable		6,133	1,184
Deferred tax assets		2,339,009	3,743,709
Investments in joint ventures and associates	11	24,289,191	25,321,028
Property, plant and equipment	5.7	41,688,300	43,834,548
Intangible assets	5.8	35,241,208	39,616,426
Goodwill	5.9	26,503,798	29,804,715
Right-of-use leased asset	17	752,727	-
Total non-current assets		133,325,653	144,258,333
Total assets		285,608,834	242,467,297

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of March 31, 2020 and June 30, 2019

(Amounts in US Dollars)

	Notes	03/31/2020	06/30/2019
LIABILITIES
CURRENT LIABILITIES
Trade and other payables	5.10	51,888,345	40,578,494
Borrowings	5.11	67,689,128	66,477,209
Employee benefits and social security	5.12	3,706,538	5,357,218
Deferred revenue and advances from customers	5.13	1,607,645	1,074,463
Income and minimum presumed income taxes payable		12,735	142,028
Government grants		694	2,110
Financed payment - Acquisition of business	5.14	-	2,826,611
Lease liability	17	576,595	-
Total current liabilities		125,481,680	116,458,133

NON-CURRENT LIABILITIES
Trade and other payables	5.10	452,654	452,654
Borrowings	5.11	79,999,657	37,079,521
Employee benefits and social security	5.12	334,081	-
Government grants		3,941	8,098
Due to joint ventures and associates	11	1,833,690	1,970,903
Deferred tax liabilities		16,905,768	21,101,871
Provisions	5.15	291,727	439,740
Private warrants	5.16	1,141,817	2,861,511
Lease liability	17	316,857	-
Total non-current liabilities		101,280,192	63,914,298
Total liabilities		226,761,872	180,372,431

EQUITY
Equity attributable to owners of the parent		44,981,021	47,301,863
Non-controlling interests		13,865,941	14,793,003
Total equity		58,846,962	62,094,866

Total equity and liabilities		285,608,834	242,467,297

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the three-month and nine-month periods ended March 31, 2020 and 2019

(Amounts in US Dollars)

		Three-month period ended		Nine-month period ended
	Notes	03/31/2020	03/31/2019	03/31/2020	03/31/2019
Revenues	6.1	25,716,706	18,682,627	124,219,073	110,741,133
Government grants		747	714	24,983	13,674
Initial recognition and changes in the fair value of biological assets		(45,041)	-	674,302	-
Total		25,672,412	18,683,341	124,918,358	110,754,807
			-
Cost of sales	6.2	(14,920,088)	(10,996,272)	(68,227,890)	(58,648,951)
Research and development expenses	6.3	(1,264,314)	(995,804)	(3,391,666)	(2,089,961)
Selling, general and administrative expenses	6.4	(8,688,711)	(8,886,313)	(27,871,030)	(25,548,400)
Share of profit or loss of joint ventures and associates	11	(132,080)	(506,207)	1,166,425	306,386
Other income or expenses, net		(22,098)	272,737	(203,664)	(25,825)
Operating profit (loss)		645,121	(2,428,518)	26,390,533	24,748,056

Financial results	6.5	(4,584,952)	(21,855,343)	(24,453,628)	(36,414,615)
Profit (loss) before income tax		(3,939,831)	(24,283,861)	1,936,905	(11,666,559)

Income tax	7	366,382	1,605,093	(838,273)	(3,445,656)
Profit (loss) for the period		(3,573,449)	(22,678,768)	1,098,632	(15,112,215)

Other comprehensive (loss) / income		(56,919)	(3,075,367)	(7,623,444)	(5,587,090)
Items that may be subsequently reclassified to profit and loss		5,345	(2,101,011)	(10,303,738)	(5,093,375)
Exchange differences on translation of foreign operations from joint ventures		25,649	(914,910)	(2,662,603)	(2,728,261)
Exchange differences on translation of foreign operations		(20,304)	(1,186,101)	(7,641,135)	(2,365,114)
Items that will not be subsequently reclassified to loss and profit		(62,264)	(974,356)	2,680,294	(493,715)
Revaluation of property, plant and equipment, net of tax, of JV and associates [1]		(4,148)	(145,989)	351,554	155,246
Revaluation of property, plant and equipment, net of tax [2]		(58,116)	(828,367)	2,328,740	(648,961)
Total comprehensive loss		(3,630,368)	(25,754,135)	(6,524,812)	(20,699,305)

Income (loss) for the period attributable to:
Equity holders of the parent		(3,120,733)	(21,474,709)	1,143,771	(17,245,703)
Non-controlling interests		(452,716)	(1,204,059)	(45,139)	2,133,488
		(3,573,449)	(22,678,768)	1,098,632	(15,112,215)
Total comprehensive (loss) / income attributable to:
Equity holders of the parent		(3,170,432)	(23,643,501)	(5,597,750)	(21,384,923)
Non-controlling interests		(459,936)	(2,110,634)	(927,062)	685,618
		(3,630,368)	(25,754,135)	(6,524,812)	(20,699,305)
Profit (loss) per share
Basic and dilutive income (loss) attributable to ordinary equity holders of the parent (3)	8	(0.09)	(0.72)	0.03	(0.60)

(1) The tax effect of the revaluation of property, plant and equipment of JV and associates was $117,185 and $51,749 for the nine-month periods ended March 31, 2020 and 2019, respectively.

(2) The tax effect of the revaluation of property, plant and equipment was $776,247 and $ (891,342) for the nine-month periods ended March 31, 2020 and 2019, respectively.

(3) For the nine-month periods ended March 31,2020 and 2019, diluted EPS was the same as basic EPS. See Note 8.

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2020 and 2019

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options and share based incentives	Convertible instruments	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2019	3,613	96,486,865	-	-	(21,972,287)	(31,479,583)	4,263,255	47,301,863	14,793,003	62,094,866
Share-based incentives	-	-	2,573,927	-	-	-	-	2,573,927	-	2,573,927
Convertible notes	-	-	-	702,981	-	-	-	702,981	-	702,981
Profit (loss) for the period	-	-	-	-	1,143,771	-	-	1,143,771	(45,139)	1,098,632
Other comprehensive (loss) / income	-	-	-	-	-	(8,885,756)	2,144,235	(6,741,521)	(881,923)	(7,623,444)
03/31/2020	3,613	96,486,865	2,573,927	702,981	(20,828,516)	(40,365,339)	6,407,490	44,981,021	13,865,941	58,846,962

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month periods ended March 31, 2020 and 2019

(Amounts in US Dollars)

	Attributable to the equity holders of the parent
Description	Issued capital	Share premium	Stock options and share based incentives	Retained deficit	Foreign currency translation reserve	Revaluation of PP&E and effect of tax rate change	Equity / (deficit) attributable to owners of the parent	Non- controlling Interests	Total equity
06/30/2018	2,810	68,023,449	102,827	(26,149,583)	(36,612,070)	8,346,051	13,713,484	19,420,172	33,133,656
Adjustment of opening balance for the application of IAS 29	-	-	-	22,546,341	-	(2,986,317)	19,560,024	7,797,295	27,357,319
Parent company investment	-	(14,558,347)	-	-	-	-	(14,558,347)	-	(14,558,347)
Stock options	-	-	71,231	-	-	-	71,231	-	71,231
Reverse recapitalization	329	21,721,148	-	-	-	-	21,721,477	-	21,721,477
Private warrants	-	(3,432,723)	-	-	-	-	(3,432,723)	-	(3,432,723)
Shares issued - Rizobacter call option	474	21,439,652	-	-	-	-	21,440,126	(14,302,975)	7,137,151
Profit (loss) of the period	-	-	-	(17,245,703)	-	-	(17,245,703)	2,133,488	(15,112,215)
Other comprehensive loss	-	-	-	-	(3,725,468)	(413,752)	(4,139,220)	(1,447,870)	(5,587,090)
03/31/2019	3,613	93,193,179	174,058	(20,848,945)	(40,337,538)	4,945,982	37,130,349	13,600,110	50,730,459

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2020 and 2019

(Amounts in US Dollars)

	Notes	03/31/2020	03/31/2019
OPERATING ACTIVITIES
Profit (loss) for the period		1,098,632	(15,112,215)

Adjustments to reconcile profit to net cash flows
Income tax		838,273	3,445,656
Finance results		24,453,628	36,414,615
Depreciation of property, plant and equipment	5.7	1,537,055	1,782,683
Amortization of intangible assets	5.8	1,653,693	1,495,522
Depreciation of leased assets	17	464,234	-
Transaction expenses		-	4,479,913
Share-based incentive and stock options		2,573,927	71,231
Share of profit or loss of joint ventures and associates	11	(1,166,425)	(306,386)
Loss of control of subsidiaries		-	(10,591)
Provisions for contingencies		(8,144)	-
Allowance for impairment of trade debtors		1,073,843	147,766
Allowance for obsolescence		572,686	269,979
Initial recognition and changes in the fair value of biological assets		(674,302)	-
Gain or loss on sale of equipment and intangible assets		173,529	(185,398)

Working capital adjustments
Trade receivables		(6,057,714)	23,686,390
Other receivables		(4,325,426)	3,304,829
Income and minimum presumed income taxes		619,128	(27,675)
Inventories		(3,242,541)	(3,874,382)
Trade and other payables		7,476,632	(24,166,251)
Employee benefits and social security		(1,840,950)	(859,356)
Deferred revenue and advances from customers		320,836	(103,091)
Government grants		(5,573)	(22,194)
Inflation effects on working capital adjustments		(14,191,466)	(13,021,924)
Net cash flows generated by operating activities		11,343,555	17,409,121

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month periods ended March 31, 2020 and 2019

(Amounts in US Dollars)

	Notes	03/31/2020	03/31/2019
INVESTMENT ACTIVITIES
Proceeds from sale of property, plant and equipment		37,638	257,606
Investment in joint ventures and associates and associates	11	-	(124,124)
Net loans granted to shareholders and other related parties		-	206,388
Purchase of property, plant and equipment	5.7	(1,361,785)	(1,800,540)
Capitalized development expenditures	5.8	(935,092)	(53,407)
Purchase of intangible assets	5.8	(115,753)	(126,391)
Net cash flows used in investing activities		(2,374,992)	(1,640,468)

FINANCING ACTIVITIES
Proceeds from borrowings		106,588,289	13,269,453
Repayment of borrowings and interest payments		(68,360,216)	(33,005,813)
(Decrease) increase in bank overdraft and other short-term borrowings		(4,237,199)	6,878,784
Other financial proceeds or payments, net		887,505	(828,372)
Reverse capitalization		-	1,083,928
Leased assets payments		(433,947)	-
Net cash flows generated by (used in) financing activities		34,444,432	(12,602,020)

Net increase in cash and cash equivalents		43,412,995	3,166,633

Inflation effects on cash and cash equivalents		(318,734)	(596,246)

Cash and cash equivalents as of beginning of the period	5.1	3,450,873	2,215,103
Effect of exchange rate changes on cash and equivalents		1,633,153	1,353,847
Cash and cash equivalents as of the end of the period	5.1	48,178,287	6,139,337

The accompanying Notes are an integral part of these unaudited interim condensed consolidated financial statements. Related parties’ balances and transactions are disclosed in Note 14.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Index
1.	General information
2.	Accounting standards and basis of preparation
2.1.	Statement of compliance with IFRS as issued by IASB
2.2.	Authorization for the issue of the unaudited interim condensed consolidated financial Statements
2.3.	Basis of measurement
2.4.	Functional currency and presentation currency
2.5.	Changes in accounting policies
2.6.	Changes in accounting estimates and judgements
3.	New standards, amendments and interpretations issued by the IASB
4.	Seasonality
5.	Information about components of unaudited interim condensed consolidated statements of financial position
5.1.	Cash and cash equivalents
5.2.	Other financial assets
5.3.	Trade receivables
5.4.	Other receivables
5.5.	Inventories
5.6	Biological assets
5.7.	Property, plant and equipment
5.8.	Intangible assets
5.9.	Goodwill
5.10.	Trade and other payables
5.11.	Borrowings
5.12.	Employee benefits and social security
5.13.	Deferred revenue and advances from customers
5.14.	Financed payment - Acquisition of business
5.15.	Provisions
5.16.	Private warrants
6.	Information about components of unaudited interim condensed consolidated statement of comprehensive income
6.1.	Revenues
6.2.	Cost of sales
6.3.	R&D classified by nature
6.4.	Expenses classified by nature and function
6.5.	Finance results

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL
STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.	Taxation
8.	Earnings per share
9.	Information about unaudited interim condensed consolidated components of equity
9.1.	Parent company investment
9.2.	Share capital
9.3.	Shares summary
9.4.	Non-controlling interest
10.	Cash flow information
11.	Joint ventures and associates
12.	Segment information
13.	Financial instruments- risk management
14.	Shareholders’ and other related parties’ balances and transactions
15.	Key management personnel compensation
16.	Share-based payments
17.	Leases
18.	Contingencies, commitments, and restrictions on the distribution of profits
19.	Impact of COVID-19
20.	Events occurring after the reporting period

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	GENERAL INFORMATION

Bioceres Crop Solutions Corp. (“the Company”), together with its subsidiaries (“the Group”) is a fully- integrated provider of crop productivity technologies designed to enable the transition of agriculture towards carbon neutrality. The Group has a unique biotech platform with high-impact, patented technologies for seeds and microbial agricultural inputs, as well as next-generation crop nutrition and protection solutions.

The Group’s headquarters and primary operations are based in Argentina, which is its key end-market, although Bioceres is a global company with an extensive geographic footprint. The Group’s agricultural inputs are marketed across more than 25 countries, including Brazil, Paraguay, India, United States, Uruguay, Colombia, France and South Africa.

2.	ACCOUNTING STANDARDS AND BASIS OF PREPARATION

2.1.    Statement of compliance with IFRS as issued by IASB

These unaudited interim condensed consolidated financial statements for the nine-month period ended March 31, 2020 have been prepared in accordance with Accounting Standard IAS 34 Interim Financial Reporting.

These unaudited interim condensed consolidated financial statements do not include all notes of the type normally included in an annual financial statement. Accordingly, these unaudited interim condensed consolidated financial statements are to be read in conjunction with the Consolidated financial statements as of June 30, 2019.

2.2.    Authorization for the issue of the unaudited interim condensed consolidated financial statements

These unaudited interim condensed consolidated financial statements of the Group as of March 31, 2020, June 30, 2019 and for the nine-month periods ended March 31, 2020 and 2019 have been authorized by the Board of Directors of Bioceres Crop Solutions Corp. on May 27, 2020.

2.3.    Basis of measurement

The unaudited interim condensed consolidated financial statements of the Group have been prepared using:

•       Going Concern Basis of Accounting, considering the conclusion of the assessment made by the Group’s Management about the ability of the Group and its subsidiaries to continue as a going concern, in accordance with the requirements of paragraph 25 of IAS 1, “Presentation of Financial Statements”.

•       Accrual Basis of Accounting (except for cash flows information). Under this basis of accounting, the effects of transactions and other events are recognized as they occur, even when there are no cash flows.

2.4.    Functional currency and presentation currency

a)    Functional currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic market in which the entity operates (i.e., “the functional currency”).

IAS 29 “Financial reporting in hyperinflationary economies” requires that the financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether these are based on the historical cost method or the current cost method, be stated in terms of the measuring unit current at the closing date of the reporting period. For such purpose, the inflation produced since the acquisition date or the revaluation date, as applicable, must be computed in non-monetary items. The standard details a series of factors to be considered for concluding whether an economy is hyperinflationary, including, but not limited to, a cumulative inflation rate over a three-year period that approaches or exceeds 100%. Inflation accumulated in three years, as of June 30, 2018, was over 100%. It was for this reason that, in accordance with IAS 29, the Argentine economy had to be considered as hyperinflationary since July 1, 2018. Consequently, the Group has applied IAS 29 to these financial statements.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

In an inflationary period, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated because they are already expressed in a current unit of measurement at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements, will be adjusted according to those agreements. Non-monetary items measured at their current values at the end of the reporting period, such as the net realizable value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated according to a general price index. The loss or gain for the net monetary position will be included in the net result of the reporting period, revealing this information in a separate line item.

The inflation adjustment to the initial balances was calculated by means of a conversion factor derived from the Argentine price indexes published by the National Institute of Statistics.

The index as of March 31,2019 and June 30, 2018 were 205.9571 and 144.8053, respectively.

The index as of March 31,2020 and June 30, 2019 were 305.5515 and 225.5370, respectively.

The comparative figures in these unaudited interim condensed consolidated financial statements presented in a stable currency are not adjusted for subsequent changes in the price levels or exchange rates.

b)    Presentation currency

The unaudited interim condensed consolidated financial statements of the Group are presented in US Dollars, which is the presentation currency.

c)    Foreign currency

Transactions entered into by Group entities in a currency other than their functional currency are recorded at the relevant exchange rates as of the date upon which such transactions occur. Foreign currency monetary assets and liabilities are translated at the prevailing exchanges rates as of the final day of each reporting period. Exchange differences arising from the retranslation of unsettled monetary assets and liabilities are recognized immediately in profit or loss, except for foreign currency borrowings qualifying as a hedge of a net investment in a foreign operation for which exchange differences are recognized in other comprehensive income and accumulated in the foreign exchange reserve along with the exchange differences arising from the retranslation of the foreign operation. Upon the disposal of a foreign operation, the cumulative exchange differences recognized in the foreign exchange reserve relating to such operation up to the date of disposal are transferred to the consolidated statement of profit or loss and other comprehensive income as part of the gain or loss recognized upon such disposal.

2.5.    Changes in accounting policies

The accounting policies adopted in the preparation of this unaudited interim condensed consolidated financial statements are consistent with those adopted for the preparation of the Consolidated financial statements as of June 30, 2019.

2.6.    Changes in accounting estimates and judgments

-  Fair value of Bioceres S.A. shares granted to Rizobacter’s management.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

For equity-settled share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity, directly, at their fair value unless it cannot be estimated reliably. If the Group cannot estimate reliably the fair value of the goods or services received, it measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. See Note 16.

-  Fair value of stock options granted to directors and certain executives of the Group

Certain executives and directors of the Group were granted incentives in the form of options to purchase shares of the Company as consideration for their services.

The estimate of the fair value of equity-settled share-based payment transactions requires a determination to be made of the most adequate option pricing model to apply depending on the terms and conditions of the arrangement. This estimate also requires a determination of those factors most appropriate to the pricing model, including the expected life of the option and the expected volatility of the share price upon the basis of which hypotheses are made. The Group measures the fair value of these transactions at the grant date by applying the Black-Scholes formula adjusted to consider the possible dilutive effect of the future exercise of the share options granted on their estimated fair value at grant date. The hypotheses used for the estimate of the fair value of these transactions are disclosed in Note 16 and may not necessarily take place in the future.

-  Convertible Notes

The Convertible Notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity component was measured as the residual amount that results from deducting the fair value of the liability component from the initial carrying amount of the instrument. The fair value of the consideration of the liability component was measured first at the fair value of a similar liability (including any embedded non-equity derivative features, such as an issuer’s call option to redeem the bond early) that does not have any associated equity conversion option. See Note 5.11

The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The Group’s policy choice is to consider the instrument meets the ‘fixed for fixed’ condition as the strike price is pre-determined at inception and only varies over time, and it is therefore classified as equity. As regards to the mandatory conversion feature, as it is a contingent settlement provision, the Group decided to measure the liability component at initial recognition, based on its best estimate of the present value of the redemption amount and allocated the residual to the equity component.

There were no other significant changes in accounting estimates and judgments with respect to the Consolidated financial statements as of June 30, 2019.

3.	NEW STANDARDS, AMENDMENTS AND INTERPRETATIONS ISSUED BY THE IASB

The following new standards became applicable for the current reporting period and the Group had to change its accounting policies as a result of adopting the following standards:

IFRS 16 - Leases

IFRS 16 was issued in January 2016. It results in almost all leases being recognized on the balance sheet, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short-term and low-value leases.

The new standard is effective for financial years commencing on or after January 1, 2019. See Note 17.

IFRIC 23 - Uncertainty over income tax treatments

In October 2017, the IASB issued IFRIC 23. When there is uncertainty about income tax treatments, this interpretation addresses: (i) whether uncertain tax treatments should be considered separately or not; (ii) the assumptions made about the analysis of tax treatments by the tax authorities (it should be considered whether the tax authority is likely to accept an uncertain tax treatment assuming that said tax authority will examine such uncertain tax treatment); (iii) how an entity determines fiscal gain (tax loss), tax bases, unused taxes, unused tax credits and tax rates (probability of occurrence analysis); and (iv) how changes in the relevant facts and circumstances are considered.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The new standard is effective for financial years beginning on or after January 1, 2019. This standard does not have a material impact on the Group.

Amendments to IFRS 9 - Pre-payment features with negative compensation

The narrow-scope amendments made to IFRS 9 Financial Instruments in October 2017 enable entities to measure certain pre-payable financial assets with negative compensation at amortized cost. These assets, which include some loan and debt securities, would otherwise have to be measured at fair value through profit or loss. To qualify for amortized cost measurement, the negative compensation must be “reasonable compensation for early termination of the contract” and the asset must be held within a “held to collect” business model.

The new standard is effective for financial years beginning on or after January 1, 2019 and early adoption was allowed. These amendments do not have a material impact on the Group.

Amendments to IAS 28 - Long-term interests in associates and joint ventures

The amendments clarify the accounting for long-term interests in an associate or joint venture, which in substance form a part of the net investment in the associate or joint venture, but to which equity accounting is not applied. Entities must account for such interests under IFRS 9 Financial Instruments before applying the loss allocation and impairment requirements under IAS 28 Investments in Associates and Joint Ventures.

The new standard is effective for years beginning on or after January 1, 2019 and early adoption was allowed. These amendments do not have a material impact on the Group.

Annual improvements to IFRS standards 2015-2017 cycle

The following improvements were finalized in December 2017:

IFRS 3 Business Combinations clarified that obtaining control of a business that is a joint operation is a business combination achieved in stages. IFRS 11 Joint Arrangements clarified that the party obtaining joint control of a business that is a joint operation should not remeasure its previously held interest in the joint operation. IAS 12 Disclosure of Interests in Other Entities clarified that the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the past transactions or events that generated distributable profits were recognized. IAS 23 Borrowing Costs clarified that, if a specific borrowing remains outstanding after the related qualifying asset is ready for its intended use or sale, it becomes part of general borrowings.

The new standard is effective for financial years beginning on or after January 1, 2019 and early adoption was allowed. This standard does not have material impact on the Group.

Amendments to IAS 19 - Plan amendment, curtailment or settlement

The amendments to IAS 19 Employee Benefits clarify the accounting for defined benefit plan amendments, curtailments and settlements. They confirm that entities must (i) calculate the current service cost and net interest for the remainder of the reporting period after a plan amendment, curtailment or settlement by using the updated assumptions from the date of the change; (ii) recognize any reduction in a surplus immediately in profit or loss, either as part of past service cost or as a gain or loss on settlement. In other words, a reduction in a surplus must be recognized in profit or loss even if that surplus was not previously recognized because of the impact of the asset ceiling; and (iii) separately recognize any changes in the asset ceiling through other comprehensive income.

The new standard is effective for financial years beginning on or after January 1, 2019 and early adoption was allowed. These amendments do not have a material impact on the Group.

Amendments to IAS 1 and IAS 8 - Definition of material

The IASB has made amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors which use a consistent definition of materiality throughout International Financial Reporting Standards and the Conceptual Framework for Financial Reporting, clarify when information is material and incorporate some of the guidance in IAS 1 about immaterial information. In particular, the amendments clarify (i) that the reference to obscuring information addresses situations in which the effect is similar to omitting or misstating that information, and that an entity assesses materiality in the context of the financial statements as a whole, and (ii) the meaning of “primary users of general-purpose financial statements” to whom those financial statements are directed, by defining them as “existing and potential investors, lenders and other creditors” that must rely on general purpose financial statements for much of the financial information they need.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The new standard is effective for financial years beginning on or after January 1, 2019 and early adoption was allowed. These amendments do not have a material impact on the Group.

Amendments to IFRS 3 - Definition of business

The amended definition of a business requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term “outputs” is amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes return in the form of lower costs and other economic benefits. The amendments will likely result in more acquisitions being accounted for as asset acquisitions.

The new standard is effective for financial years beginning on or after January 1, 2019 and early adoption was allowed. These amendments do not have a material impact on the Group.

Amendments to IFRS 10 and IAS 28 – Sale or contribution of assets between an investor and its associate or joint venture.

The IASB has made limited scope amendments to IFRS 10 Consolidated financial statements and IAS 28 Investments in associates and joint ventures. The amendments clarify the accounting treatment for sales or contribution of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment depends on whether the non-monetary assets sold or contributed to an associate or joint venture constitute a business (as defined in IFRS 3 Business Combinations).

Where the non-monetary assets constitute a business, the investor will recognize the full gain or loss on the sale or contribution of assets. If the assets do not meet the definition of a business, the gain or loss is recognized by the investor only to the extent of the other investor´s is interests in the associate or joint venture. The amendments apply prospectively.

Amendments to IAS 1 - Classification of liabilities as current or non-current

The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current (due or potentially due to be settled within one year) or non-current. The amendments include clarifying the classification requirements for debt a company might settle by converting it into equity.

The amendments include (a) specifying that an entity’s right to defer settlement must exist at the end of the reporting period; (b) clarifying that classification is unaffected by management’s intentions or expectations about whether the entity will exercise its right to defer settlement; (c) clarifying how lending conditions affect classification; and (d) clarifying requirements for classifying liabilities an entity will or may settle by issuing its own equity instruments.

The amendments clarify, not change, existing requirements, and so are not expected to affect the Group significantly. However, they could result in reclassifying some liabilities from current to non-current, and vice versa.

The amendments are effective for financial years beginning on or after January 1, 2022 and early adoption is allowed.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

4.	SEASONALITY

The Group revenues fluctuate depending on the timing of orders from our distributors and customers and on prevailing seed market prices, which influence the purchase decisions of growers, the end-users of seed and integrated products, crop protection products and crop nutrition products. Given the cyclicality of crop planting and harvesting and South America’s planting and growing seasons, which vary from year to year, our business is highly seasonal. This results in substantial fluctuations in quarterly sales and profitability. Generally, the Group sales are concentrated in the third and fourth quarters of each calendar year, when demand for seed and integrated products, crop protection products and crop nutrition products increases as growers begin planting their fields. Regarding the seed and integrated products business, the Group contracts with growers and seed suppliers based upon anticipated market demand that we forecast. Generally, in the seed and integrated products business we stock the seed during the harvest season and ship from inventory throughout the year, with the objective of selling most of the inventory from the current year’s harvest before the next year’s, with crop protection and crop nutrition business following a cycle similar to the seed cycle. The impact of seasonality and the resulting fluctuations in quarterly results may be lessened as we achieve our international expansion plans for the seed and integrated products business in geographies with complementary seasons and climates.

5.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

5.1.	Cash and cash equivalents

	03/31/2020	06/30/2019
Cash at bank and on hand	42,868,115	3,450,873
US Treasury bills	5,310,172	-
	48,178,287	3,450,873

5.2.	Other financial assets

	03/31/2020	06/30/2019
Current
Restricted short-term deposit	4,379,814	4,327,275
Other investments	1,702,285	347,718
Other marketable securities	-	8,515
	6,082,099	4,683,508

	03/31/2020	06/30/2019
Non-current
Shares of Bioceres S.A.	333,757	374,685
Other marketable securities	1,137	1,728
	334,894	376,413

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.3.	Trade receivables

	03/31/2020	06/30/2019
Trade debtors	62,599,794	48,910,484
Allowance for impairment of trade debtors	(3,698,209)	(3,360,224)
Shareholders and other related parties (Note 14)	160,247	467,743
Allowance for impairment of shareholders and other related parties (Note 14)	(28,129)	(75,596)
Allowance for return of goods	(1,765,477)	(800,606)
Trade debtors - Parent company (Note 14)	69,433	440,268
Trade debtors - Joint ventures and associates (Note 14)	105,022	2,369
Discounted and deferred checks	7,091,863	13,651,939
	64,534,544	59,236,377

5.4.	Other receivables

	03/31/2020	06/30/2019
Current
Taxes	1,967,912	584,641
Other receivables - Other related parties (Note 14)	2,297	10,971
Other receivables - Joint ventures and associates (Note 14)	941,058	250,783
Prepayments to suppliers	824,031	496,001
Reimbursements over exports	29,072	366,594
Prepaid expenses and other receivables	187,880	213,597
Loans receivable	230,000	-
Miscellaneous	32,932	59,242
	4,215,182	1,981,829

	03/31/2020	06/30/2019
Non-current
Taxes	949,731	681,168
Reimbursements over exports	1,216,660	878,470
Miscellaneous	4,002	672
	2,170,393	1,560,310

5.5.	Inventories

	03/31/2020	06/30/2019
Agrochemicals	26,758	22,137
Seeds and grains	1,286,101	207,519
Microbiological resale products	13,302,733	13,894,018
Microbiological products produced	8,525,734	8,370,583
Goods in transit	398,231	751,737
Supplies	5,657,117	4,482,827
Allowance for obsolescence	(738,312)	(406,818)
	28,458,362	27,322,003

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.6.	Biological assets

	03/31/2020	06/30/2019
Biological assets	714,053	270,579
	714,053	270,579

On September 16, 2019, Rizobacter Argentina S.A., a subsidiary of the Company, entered into an agreement with Espartina S.A. (“Espartina”) to share its business of producing grain crops. The joint operation is classified as a joint agreement as established in IFRS 11, while the parties are entitled to the assets and obligations over the related liabilities. Rizobacter Argentina S.A. recognizes as a joint operator, in relation to its participation, assets, liabilities, income and expenses. The production obtained is distributed according to the contributions made by each party. Rizobacter corresponds to 5% and Espartina to 95%. The in-kind contributions made during the period amount to $609,935 (Note 14). Each party decides the means of commercialization and the destination of the grains produced.

Under the agreement, Rizobacter provides inputs and money necessary for producing the grains and according to the established participation percentages. For its participation, Espartina contributes all cultivation practices in fields, inputs not provided by Rizobacter, and all administrative expenses related to production.

Changes in Biological assets

	Soybean	Corn	Wheat	Barley	Total
Beginning of the period	237,723	32,856	-	-	270,579
Initial recognition and changes in the fair value of biological assets	152,124	203,849	237,173	81,156	674,302
Decrease due to harvest / disposals	(250,097)	(197,114)	(216,101)	(65,176)	(728,488)
Cost incurred during the period	321,060	318,868	74,334	21,429	735,691
Exchange differences	(155,924)	(65,738)	(12,706)	(3,663)	(238,031)
End of the period	304,886	292,721	82,700	33,746	714,053

5.7.	Property, plant and equipment

Property, plant and equipment as of March 31, 2020 and June 30, 2019 included the following:

	03/31/2020	06/30/2019
Gross carrying amount	54,440,623	57,059,972
Accumulated depreciation	(12,752,323)	(13,225,424)
Net carrying amount	41,688,300	43,834,548

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	Net carrying amount for each class of assets is as follows:

Class	Net carrying amount 03/31/2020	Net carrying amount 06/30/2019
Office equipment	183,315	213,437
Vehicles	1,203,403	1,785,701
Equipment and computer software	44,918	123,472
Fixtures and fittings	3,985,935	4,737,396
Machinery and equipment	5,737,109	6,336,691
Land and buildings	29,453,567	29,969,237
Buildings in progress	1,080,053	668,614
Total	41,688,300	43,834,548

2.	Gross carrying amount as of March 31, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	629,119	22,210	-	-	(71,888)	-	579,441
Vehicles	3,604,537	192,803	(273,923)	(145,101)	(395,870)	-	2,982,446
Equipment and computer software	955,657	35,536	(389,243)	-	(113,634)	-	488,316
Fixtures and fittings	6,438,430	15,598	-	-	(681,634)	-	5,772,394
Machinery and equipment	10,233,501	518,577	(620,891)	-	(798,355)	-	9,332,832
Land and buildings	34,530,114	41,211	-	-	(3,667,709)	3,301,525	34,205,141
Buildings in progress	668,614	535,850	-	-	(124,411)	-	1,080,053
Total	57,059,972	1,361,785	(1,284,057)	(145,101)	(5,853,501)	3,301,525	54,440,623

F-20

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.	Accumulated depreciation as of March 31, 2020 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Disposals / Reclassifications	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	415,682	-	27,090	(46,646)	-	396,126
Vehicles	1,818,836	(179,663)	326,305	(186,435)	-	1,779,043
Equipment and computer software	832,185	(316,244)	23,796	(96,339)	-	443,398
Fixtures and fittings	1,701,034	-	269,508	(184,083)	-	1,786,459
Machinery and equipment	3,896,810	(289,743)	427,906	(439,250)	-	3,595,723
Land and buildings	4,560,877	-	462,450	(468,291)	196,538	4,751,574
Total	13,225,424	(785,650)	1,537,055	(1,421,044)	196,538	12,752,323

4.	Gross carrying amount as of March 31, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Reclassifications	Disposals	Foreign currency translation	Revaluation	As of the end of period
Office equipment	243,948	334,496	19,803	-	(7,597)	(27,731)	-	562,919
Vehicles	1,660,294	1,052,861	929,332	-	(218,390)	175,546	-	3,599,643
Equipment and computer software	419,638	417,173	17,153	-	(10,518)	(33,302)	-	810,144
Fixtures and fittings	3,826,665	1,913,979	1,260	192,118	-	(409,237)	-	5,524,785
Machinery and equipment	5,404,029	3,982,367	81,282	7,011	(37,257)	(298,076)	-	9,139,356
Land and buildings	33,026,981	1,475,392	236,020	6,255	-	(1,797,522)	(1,687,793)	31,259,333
Buildings in progress	182,839	78,751	515,690	(205,384)	-	(13,837)	-	558,059
Total	44,764,394	9,255,019	1,800,540	-	(273,762)	(2,404,159)	(1,687,793)	51,454,239

F-21

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.	Accumulated depreciation as of March 31, 2019 is as follows:

	Depreciation
Class	Accumulated as of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Disposals / Reclassifications	Of the period	Foreign currency translation	Revaluation	Accumulated as of the end of period
Office equipment	49,129	309,342	(3,584)	23,990	(15,165)	-	363,712
Vehicles	560,691	765,972	(175,596)	572,529	(31,984)	-	1,691,612
Equipment and computer software	207,402	491,761	(753)	46,494	(26,973)	-	717,931
Fixtures and fittings	318,582	912,661	-	255,836	(60,095)	-	1,426,984
Machinery and equipment	937,736	2,115,831	(21,621)	454,827	(157,140)	-	3,329,633
Land and buildings	2,513,708	1,377,613	-	429,007	(204,338)	(147,490)	3,968,500
Total	4,587,248	5,973,180	(201,554)	1,782,683	(495,695)	(147,490)	11,498,372

The depreciation charge is included in Notes 6.3 and 6.4.

Revaluation of property, plant and equipment

At a minimum, the Group updates its assessment of the fair value of its land and buildings at the end of each reporting year (after the revaluation policy was adopted), considering the most recent independent valuations and market data. As of March 31, 2020, the Group reviewed these valuations in order to determine the variations between the fair values and their book value, taking into consideration the valuations made in June 2019. Management determined the property, plant and equipment’s value within a range of reasonable fair value estimates. All resulting fair value estimates for land and buildings are classified as Level 3 and are consistent with the methodology disclosed in the annual financial statements.

5.8.	Intangible assets

Intangible assets as of March 31, 2020 and June 30, 2019 included the following:

	03/31/2020	06/30/2019
Gross carrying amount	42,443,570	45,848,737
Accumulated amortization	(7,202,362)	(6,232,311)
Net carrying amount	35,241,208	39,616,426

F-22

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

1.	Net carrying amount of each class of intangible assets is as follows:

Class	Net carrying amount 03/31/2020	Net carrying amount 06/30/2019
Seed and integrated products
Soybean HB4	7,015,862	6,120,336
Ecoseed integrated products	2,382,680	2,627,946
Crop nutrition
Microbiological products	1,466,667	2,208,117
Other intangible assets
Trademarks and patents	6,756,932	8,063,648
Software	704,536	994,723
Customer loyalty	16,914,531	19,601,656
Total	35,241,208	39,616,426

2.	Gross carrying amount as of March 31, 2020 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	6,120,336	895,526	-	-	7,015,862
Ecoseed integrated products	2,627,946	39,566	-	(284,832)	2,382,680
Crop nutrition
Microbiological products	3,267,200	-	(145,415)	(367,061)	2,754,724
Other intangible assets
Trademarks and patents	9,810,822	-	-	(1,063,362)	8,747,460
Software	2,149,340	115,753	-	(224,591)	2,040,502
Customer loyalty	21,873,093	-	-	(2,370,751)	19,502,342
Total	45,848,737	1,050,845	(145,415)	(4,310,597)	42,443,570

F-23

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

3.	Accumulated amortization as of March 31, 2020 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Of the period	Disposals	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	1,059,083	360,886	(17,135)	(114,777)	1,288,057
Other intangible assets
Trademarks and patents	1,747,174	432,723	-	(189,369)	1,990,528
Software	1,154,617	297,516	-	(116,167)	1,335,966
Customer loyalty	2,271,437	562,568	-	(246,194)	2,587,811
Total	6,232,311	1,653,693	(17,135)	(666,507)	7,202,362

4.	Gross carrying amount as of March 31, 2019 is as follows:

	Gross carrying amount
Class	As of the beginning of period	Adjustment of opening net book amount for application of IAS 29	Additions	Disposals	Foreign currency translation	As of the end of period
Seed and integrated products
Soybean HB4	4,927,853	-	509,953	-	-	5,437,806
Crop nutrition
Microbiological products	2,505,864	841,753	53,407	-	(177,104)	3,223,920
Other intangible assets
Trademarks and patents	6,278,706	2,986,739	-	-	(490,084)	8,775,361
Software	1,444,603	438,703	126,391	(36,144)	(99,607)	1,873,946
Customer loyalty	13,998,289	6,658,894	-	-	(1,092,638)	19,564,545
Total	29,155,315	10,926,089	689,751	(36,144)	(1,859,433)	38,875,578

5.	Accumulated amortization as of March 31, 2019 is as follows:

	Amortization
Class	Accumulated as of beginning of period	Adjustment of opening net book amount for application of IAS 29	Disposals	Of the period	Foreign currency translation	Accumulated as of the end of period
Crop nutrition
Microbiological products	383,380	202,791	-	229,538	(31,002)	784,707
Other intangible assets
Trademarks and patents	704,024	334,919	-	434,103	(54,975)	1,418,071
Software	495,293	227,264	(36,144)	267,519	(38,172)	915,760
Customer loyalty	915,273	435,389	-	564,362	(71,442)	1,843,582
Total	2,497,970	1,200,363	(36,144)	1,495,522	(195,591)	4,962,120

F-24

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The amortization charge is included in Notes 6.3 and 6.4.

5.9.	Goodwill

The variations in goodwill that occurred during the period correspond to the result of inflation adjustment and conversion to presentation currency. There were not any indicators of goodwill impairment.

Carrying amount of goodwill as of March 31, 2020 and June 30, 2019 is as follows:

	03/31/2020	06/30/2019
Rizobacter	20,868,844	23,484,761
Semya	5,634,954	6,319,954
	26,503,798	29,804,715

5.10.	Trade and other payables

	03/31/2020	06/30/2019
Current
Trade creditors	35,133,311	30,489,072
Shareholders and other related parties (Note 14)	466,990	1,796,932
Trade creditors - Parent company (Note 14)	1,244,676	1,568,036
Trade creditors - Joint ventures and associates (Note 14)	13,074,520	4,805,149
Taxes	1,780,963	1,475,410
Consideration payment Semya acquisition (Note 14)	122,950	122,950
Miscellaneous	64,935	320,945
	51,888,345	40,578,494
Non-Current
Consideration payment Semya acquisition (Note 14)	452,654	452,654
	452,654	452,654

5.11.	Borrowings

	03/31/2020	06/30/2019
Current
Bank overdrafts	316,898	-
Bank borrowings	48,115,312	46,467,308
Corporate bonds	13,012,802	8,416,768
Discount checks	1,253,206	5,807,303
Net loans payables-Parents companies and related parties to Parents (Note 14)	4,990,910	5,399,883
Finance lease	-	385,947
	67,689,128	66,477,209
Non-current
Subordinated loan	14,083,946	-
Bank borrowings	4,841,322	16,239,743
Corporate bonds	7,350,231	8,018,884
Convertible note	41,724,158	-
Net loans payables-Parents companies and related parties to Parents (Note 14)	12,000,000	12,358,024
Finance lease	-	462,870
	79,999,657	37,079,521

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The carrying value of some borrowings as of March 31, 2020 measured at amortized cost differs from the fair value of these borrowings. The following measures of fair values are based on discounted cash flows (Level 3), due to the use of unobservable inputs, including own credit risk.

	03/31/2020		06/30/2019
	Amortized cost	Fair value	Amortized cost	Fair value
Current
Bank borrowings	48,115,312	47,825,230	46,467,308	46,857,879
Discount checks	1,253,206	1,193,926	5,807,303	5,230,123
Corporate Bonds	13,012,802	11,767,157	8,416,768	7,632,806

Non-current
Bank borrowings	4,841,322	4,544,300	16,239,743	14,274.55
Corporate Bonds	7,350,231	6,601,791	8,018,884	6,972,332

The Group has met the capital and interest installments whose maturity was effective in the nine-month period ended March 31, 2020.

Subordinated loan

On October 15, 2019, the Group entered into a loan agreement with Arvesa Corp. and Bioceres LLC, its controlling shareholder, as lenders. The facility is for an amount of up to $20 million, of which $15 million has been drawdown as of the date of this report. Drawdown capital and capitalized interest are due after 24 months of the date of the loan agreement. Cash interest will be paid quarterly at a 15% rate. The portion of the loan funded by Arvesa is guaranteed by Bioceres S.A. and Bioceres LLC.

Net loans payables-Parents companies and related parties to Parents

As of June 30, 2019 financial assets (other receivables from the controlling entities (“Parents”) and related parties to Parents) and liabilities (loans payable to Parents companies) were offset and the net amount was reported in the Statement of Financial Position where the Company currently had a right to offset the recognized amounts, and there was an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

The following table presents the recognized financial instruments that were offset:

Parents companies and related parties to Parents	Gross amounts	Gross amounts set off in the Statement of Financial Position	Net amounts presented in the Statement of Financial Position
Current other receivables	15,827,847	(15,827,847)	-
Total current assets	15,827,847	(15,827,847)	-
Current borrowings	(21,227,730)	15,827,847	(5,399,883)
Total current liabilities	(21,227,730)	15,827,847	(5,399,883)
Non-current borrowings	(12,358,024)	-	(12,358,024)
Total non-current liabilities	(12,358,024)	-	(12,358,024)

Corporate bonds

On March 31, 2015 the Shareholders' Meeting of Rizobacter approved the establishment of a global program of corporate bonds (“CB”) in the Argentine principal market (“the Program”) for the issue of one or more series of simple CB through a public offering and for their future listing on stock exchanges and other markets, up to a revolving outstanding amount of $40,000,000 or the equivalent in other currencies, or a lower amount to be determined by the Board of Directors, with a maximum term of five years. On October 7, 2019, the Shareholders' Meeting of Rizobacter approved an extension up to July 16, 2025.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

On February 14, 2020, the Group completed an offering of $7.6 million under Series II of its corporate bonds due 2021 and in two tranches:

Series II	Class A	Class B
Amount of the issue:	$3,338,830	$4,281,581
Annual nominal rate:	10.5%	9.5%
Maturity:	August 19, 2021	February 19, 2021
Amortization:	Bullet	Bullet
Payment of services:	Quarterly	Quarterly

Convertible Notes

On March 6, 2020, we issued $42.5 million Convertible Notes in a private placement. The Notes will mature on March 6, 2023 unless earlier converted or repurchased. The conversion price of the Notes is $8.00 per share (the “Strike Price”). The Notes are convertible into cash, ordinary shares or a combination of cash and shares at the holders’ option upon maturity or the occurrence of a change of control. At any time prior to maturity, we may elect to convert the Notes into ordinary shares through a mandatory conversion, provided that our free float exceeds $100 million and the share price has traded above the Strike Price for 10 consecutive days.

The Notes are guaranteed by cash flows from Rizobacter’s Brazilian subsidiary and secured by a pledge on Rizobacter’s Argentine subsidiary shares, among others’ guarantees (see Note 18). The Convertible Notes accrue interest payable semi-annually beginning on June 15, 2020 at a rate of 11.5% per year payable in cash or in kind at our option. Payments in kind will be capitalized by adding such interest to the outstanding principal amount of the Notes on each corresponding interest payment date.

At inception, the fair value of the liability component of the Convertible Notes was measured using a discount rate of 12.66%.

5.12.	Employee benefits and social security

	03/31/2020	06/30/2019
Current
Salaries, accrued incentives, vacations and social security	2,032,643	3,044,965
Key management personnel (Note 14)	1,673,895	2,312,253
	3,706,538	5,357,218

Non-current
Key management personnel (Note 14)	334,081	-
	334,081	-

5.13.	Deferred revenue and advances from customers

	03/31/2020	06/30/2019
Advances from customers	1,607,645	1,074,463
	1,607,645	1,074,463

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

5.14.	Financed payment- Acquisition of business

	03/31/2020	06/30/2019
Financed payment to sellers	-	2,826,611
	-	2,826,611

5.15.	Provisions

	03/31/2020	06/30/2019
Provisions for contingencies	291,727	439,740
	291,727	439,740

Reimbursements related to the provisions are not expected.

5.16.	Private warrants

	03/31/2020	06/30/2019
Private warrants	1,141,817	2,861,511
	1,141,817	2,861,511

As of June 30, 2019, the fair value of the private warrants using a share price of $5.30 and risk-free rate of 1.7631%, decreased to $2.8 million and the Group recognized a financial gain of $0.6 million.

As of March 31, 2020, the fair value of the private warrants using a share price of $4.90 and risk-free rate of 0.38%, decreased to $1.14 million and the Group recognized a financial gain of $1.72 million.

6.	INFORMATION ABOUT COMPONENTS OF UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

6.1.	Revenues

	03/31/2020	03/31/2019
Sale of goods and services	122,690,160	109,760,036
Royalties	1,528,913	981,097
	124,219,073	110,741,133

Transactions of sales of goods and services with joint ventures, shareholders and other related parties are reported in Note 14.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.2.	Cost of sales

Item	03/31/2020	03/31/2019
Inventories as of the beginning of the period	27,322,003	19,366,001
Adjustment of opening net book amount for the application of IAS 29	-	4,273,416
Purchases of the period	63,190,137	52,844,099
Production costs	8,735,618	7,359,699
Foreign currency translation	(2,561,506)	(1,954,190)
Subtotal	96,686,252	81,889,025
Inventories as of the end of the period	(28,458,362)	(23,240,074)
Cost of sales	68,227,890	58,648,951

6.3.	R&D classified by nature

Item	Research and development expenses 03/31/2020	Research and development expenses 03/31/2019
Amortization of intangible assets	793,609	663,666
Import and export expenses	15,175	13,473
Depreciation of property, plant and equipment	73,945	237,888
Employee benefits and social securities	687,069	409,283
Maintenance	47,256	45,745
Energy and fuel	43,816	41,116
Supplies and materials	652,805	403,945
Mobility and travel	61,768	28,228
Share-based incentives	-	71,231
Professional fees and outsourced services	38,826	163,089
Professional fees related parties	958,854	-
Office supplies	10,061	1,565
Insurance	3,573	5,842
Miscellaneous	4,909	4,890
Total	3,391,666	2,089,961

	03/31/2020	03/31/2019
R&D Capitalized (Note 5.8)	935,092	563,360
R&D profit and loss	3,391,666	2,089,961
Total	4,326,758	2,653,321
% of total revenue	3.48%	2.40%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

6.4.	Expenses classified by nature and function

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2020
Amortization of intangible assets	-	860,084	860,084
Analysis and storage	26,620	6,993	33,613
Commissions and royalties	1,165,951	424,279	1,590,230
Import and export expenses	125,178	682,616	807,794
Depreciation of property, plant and equipment	894,459	568,651	1,463,110
Depreciation of leased assets	302,141	162,093	464,234
Impairment of receivables	-	1,073,843	1,073,843
Freight and haulage	531,784	2,293,995	2,825,779
Employee benefits and social securities	3,521,616	9,629,273	13,150,889
Maintenance	307,417	307,015	614,432
Energy and fuel	341,244	91,280	432,524
Supplies and materials	238,801	193,350	432,151
Mobility and travel	17,047	1,362,112	1,379,159
Publicity and advertising	-	1,568,316	1,568,316
Contingencies	-	(8,144)	(8,144)
Stock options-based incentives	-	2,573,927	2,573,927
Professional fees and outsourced services	557,689	1,514,155	2,071,844
Professional fees related parties	-	40,985	40,985
Office supplies	46,678	274,241	320,919
Insurance	61,103	160,070	221,173
Information technology expenses	-	673,066	673,066
Obsolescence	572,686	-	572,686
Taxes	20,292	3,304,529	3,324,821
Miscellaneous	4,912	114,301	119,213
Total	8,735,618	27,871,030	36,606,648

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Item	Production costs	Selling, general and administrative expenses	Total 03/31/2019
Amortization of intangible assets	-	831,856	831,856
Commissions and royalties	657,036	319,719	976,755
Import and export expenses	48,759	490,896	539,655
Depreciation of property, plant and equipment	837,278	707,517	1,544,795
Impairment of receivables	-	147,766	147,766
Freight and haulage	826,712	1,741,533	2,568,245
Employee benefits and social securities	3,486,082	7,691,606	11,177,688
Maintenance	332,103	375,590	707,693
Energy and fuel	326,000	133,723	459,723
Supplies and materials	212,798	190,866	403,664
Mobility and travel	7,217	902,167	909,384
Publicity and advertising	-	1,262,455	1,262,455
Professional fees and outsourced services	239,861	6,070,099	6,309,960
Professional fees related parties	-	302,307	302,307
Office supplies	25,008	279,956	304,964
Insurance	62,060	318,060	380,120
Information technology expenses	-	411,577	411,577
Obsolescence	269,979	-	269,979
Taxes	22,158	3,152,762	3,174,920
Miscellaneous	6,648	217,945	224,593
Total	7,359,699	25,548,400	32,908,099

6.5.	Finance results

	03/31/2020	03/31/2019
Financial costs
Interests with the Parents	(2,268,743)	(1,329,088)
Interests	(12,791,281)	(15,074,829)
Financial commissions	(1,086,191)	(1,040,796)
	(16,146,215)	(17,444,713)
Other financial results
Exchange differences generated by assets	26,900,937	38,175,264
Exchange differences generated by liabilities	(44,476,376)	(54,146,976)
Changes in fair value of financial assets or liabilities and other financial results	1,722,701	291,634
Gain from cancellation of purchase option	-	6,582,849
Share-based payment cost of listing shares	-	(20,893,789)
Net gain of inflation effect on monetary items	7,545,325	11,021,116
	(8,307,413)	(18,969,902)

Total net financial results	(24,453,628)	(36,414,615)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

7.	TAXATION

Tax reform in Argentina

On December 29, 2017, the Government promulgated Law 27,430 - Income Tax. This law changed the tax rates for Argentine companies and gradually reduced these from 35% to 30% for fiscal periods beginning on January 1, 2018 until December 31, 2019, and 25% for fiscal periods beginning on or after January 1, 2020 (inclusive).

Additionally, Law No. 27,430, as amended by Law No. 27,468, provided that, for fiscal years beginning on or after January 1, 2018, an inflation adjustment shall be applied in any fiscal year in which the rate of inflation, accumulated in the thirty-six months prior to the end of the fiscal year being settled, exceeds 100%. With respect to the first, second and third fiscal years from its effective date, this procedure shall be applicable in the event that the accumulated variation of inflation, calculated from the beginning of the first fiscal year until the closing of each fiscal year, exceeds 55%, 30% and 15%, respectively. The positive or negative inflation adjustment, corresponding to the first, second and third fiscal years, should be imputed one-third in the fiscal period for which the adjustment is calculated and the remaining two-thirds, in equal parts, in the next two fiscal periods.

In December 2019, the Government promulgated Law 27,541. It provided that the tax rate reduction established by Law 27,430 be suspended until the fiscal years beginning on or after January 1, 2021. Thus, the tax rate of 30% was maintained. Law 27,541 also provided that, for the first and second financial years starting on or after 1 January 2019, one-sixth of the inflation adjustment will be computed in the fiscal year of the adjustment calculation and the remaining five-sixths in equal parts in the five tax periods immediately following.

Given that inflation is expected to exceed 30% in 2020, the Group has determined the income tax considering the application of the inflation adjustment.

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	03/31/2020	03/31/2019
Current tax expense	(2,551,082)	(740,070)
Deferred tax	1,712,809	(2,705,586)
Total	(838,273)	(3,445,656)

The gross movement on the deferred income tax account is as follows:

	03/31/2020	03/31/2019
Beginning of the period deferred tax	(17,358,162)	(7,990,121)
Income tax provision	1,712,809	(2,705,587)
Charge to OCI	(776,247)	216,320
Conversion difference	1,854,841	(3,922,627)
Total net deferred tax	(14,566,759)	(14,402,015)

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	03/31/2020	03/31/2019
Earning / (loss) before income tax-rate 0%	5,081,044	(21,904,138)
(Loss) / Earning before income tax-rate 21%	(2,780,111)	1,061,811
(Loss) / Earning before income tax-rate 30%	(364,028)	9,175,768
Income tax charge by applying tax rate to loss before tax:	693,032	(2,975,711)
Share of profit or loss of subsidies, joint ventures and associates	(363,784)	531,709
Stock options charge	(239,312)	21,035
Rate change adjustment	(135,612)	43,264
Non-deductible expenses and untaxed gains	(74,246)	(221,094)
Representation expenses	(84,367)	(122,997)
Foreign investment coverage	478,444	248,974
Tax-Loss Carry forward	(59,064)	-
Result of inflation effect on monetary items and other finance results	(1,053,364)	(970,836)
Income tax	(838,273)	(3,445,656)

8.	EARNINGS PER SHARE (EPS)

The numerators and denominators used in the calculation of basic EPS and diluted EPS are presented below:

	03/31/2020	03/31/2019
Numerator
Profit (loss) for the period (basic EPS)	1,143,771	(17,245,703)
Profit (loss) for the period (diluted EPS)	1,143,771	(17,245,703)
Denominator
Weighted average number of shares (basic EPS)	36,120,517	28,597,680
Weighted average number of shares (diluted EPS)	36,120,517	28,597,680

Basic and diluted loss attributable to ordinary equity holders of the parent	0.032	(0.603)

The 27,116,174 shares issued to Bioceres LLC in exchange for its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shared issued to exercise the Bioceres Semillas’ tag along and the 862,500 shares received by Bioceres LLC from the original founders of Union Acquisition Corp., were considered retrospectively in the EPS calculations. The denominators used in the EPS calculation assume those events have occurred at the beginning of the earliest period presented.

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all dilutive potential shares. The Group has three categories of dilutive potential shares, warrants, share-based incentives, and Convertible Notes.

Warrants outstanding were not included in the diluted EPS calculations for the nine-month periods ended March 31, 2020 and 2019 because the average market price of ordinary shares during the periods did not exceed the exercise price of the warrants.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Convertible Notes outstanding were not included in the diluted EPS calculations for the nine-month period ended March 31, 2020 because its interest (net of tax and other changes in income or expense) per ordinary share obtainable on conversion exceeds basic earnings per share.

In December 2019, stock options were granted for certain executives and directors of the Group. See Note 16. These share options are treated as contingently issuable shares because their issue is contingent upon satisfying specified conditions in addition to the passage of time. The stock options were not included in the diluted EPS calculation for the nine-month periods ended March 31,2020 because the average market price of ordinary shares during the periods was lower than the assumed proceeds per option.

There are neither ordinary shares transactions nor potential ordinary shares transactions that have occurred after March 31, 2020 that would have significantly changed the number of ordinary shares or potential ordinary shares outstanding at the end of the reporting period.

9.	INFORMATION ABOUT UNAUDITED INTERIM CONDENSED CONSOLIDATED COMPONENTS OF EQUITY

9.1.  Parent company investment

The Group has recognized the contribution of assets and (liabilities) made by the shareholders, until the merger was consummated, as a share premium decrease as follows:

	03/31/2020	03/31/2019
Capital contributions	-	294,041
Intangible contributed	-	623,022
Incorporation of financial debt (*)	-	(15,475,410)
	-	(14,558,347)

(*) Financial debt assumed by the Group in connection with Rizobacter acquisition

9.2.    Share capital

The 27,116,174 shares issued to Bioceres LLC in exchange for its Bioceres Inc Crop Business and its equity interest in Bioceres Semillas, together with the 119,443 shares issued to exercise the Bioceres Semillas’ tag-along and the 862,500 shares received by Bioceres LLC from the original founders of Union Acquisition Corp, were considered retrospectively in issued capital based on the assumption of those events having occurred at the beginning of the earliest period presented.

9.3.    Shares summary

As of the date of this financial statement, we had (i) 100,000,000 ordinary shares ($0.0001 par value) authorized, (ii) 36,120,517 ordinary shares issued and outstanding, (iii) 1,000,000 preference shares ($0.0001 par value) authorized, (iv) no preference shares issued and outstanding, (v) 12,700,000 private placement warrants outstanding (5,200,000 of which were issued in connection with Union Acquisition Corp.’s IPO and 7,500,000 of which were issued in connection with the merger) classified as liability (Note 5.16), (vi) 11,500,000 public warrants outstanding, (vii) $42.5 million principal amount of Convertible Notes, and (viii) 1,200,000 stock options granted under share option agreements. Public warrants were classified as equity and its consideration was included in the “Share Premium” column.

Convertibles Notes were classified as compound instruments, a non-derivative financial instrument that contains both a liability and an equity component. The equity consideration was included in the “Convertible instruments” column.

Holders of the ordinary shares are entitled to one vote for each ordinary share.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

9.4.    Non-controlling interests

There were no dividends paid to non-controlling interest in the periods ended March 31, 2020 and 2019.

10.	CASH FLOW INFORMATION

Significant non-cash transactions related to investment and financing activities are as follows:

	03/31/2020	03/31/2019
Investment activities
Investment in kind in other related parties (Note 14)	609,935	463,511
Non-monetary contributions in joint ventures (Note 11)	250,000	94,355
	859,935	557,866

	03/31/2020	03/31/2019
Financing activities
Purchase option paid by a parent loan	-	(1,265,000)
Parent company investment	-	(14,558,347)
Capitalization of financial debt	-	13,720,000
Private warrants	-	(3,432,723)
Reverse recapitalization	-	(256,240)
	-	(5,792,310)

11.	JOINT VENTURES AND ASSOCIATES

	03/31/2020	06/30/2019
Liabilities
Trigall Genetics S.A.	1,833,690	1,970,903
	1,833,690	1,970,903

	03/31/2020	06/30/2019
Assets
Synertech Industrias S.A.	24,238,530	25,297,376
Indrasa Biotecnología S.A.	50,661	23,652
	24,289,191	25,321,028

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Changes in joint ventures investments

	03/31/2020	03/31/2019
As of the beginning of the period	23,350,125	17,059,757
Adjustment of opening net book amount for the application of IAS 29	-	8,328,794
Monetary contributions	-	124,124
Non-monetary contributions	250,000	94,355
Parent company investment	-	294,041
Loss of control of Indrasa Biotecnología S.A.	-	10,591
Revaluation of property, plant and equipment	351,554	155,246
Foreign currency translation	(2,662,603)	(2,728,261)
Share of profit or loss	1,166,425	306,386
As of the end of the period	22,455,501	23,645,033

Share of profit or loss of joint ventures and associates:

	03/31/2020	03/31/2019
Trigall Genetics S.A.	(113,359)	(27,739)
Semya S.A.	-	(35,248)
Synertech Industrias S.A.	1,251,545	358,795
Indrasa Biotecnología S.A.	28,239	10,578
	1,166,425	306,386

12.	SEGMENT INFORMATION

The following tables present information with respect to the Group´s reporting segments:

Period ended March 31, 2020	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	21,876,064	67,309,123	33,504,973	122,690,160
Royalties	1,528,913	-	-	1,528,913
Others
Government grants	24,983	-	-	24,983
Initial recognition and changes in the fair value of biological assets	39,283	393,920	241,099	674,302
Total	23,469,243	67,703,043	33,746,072	124,918,358

Cost of sales	(9,548,911)	(39,279,487)	(19,399,492)	(68,227,890)
Gross margin per segment	13,920,332	28,423,556	14,346,580	56,690,468
% of Segment Revenue	59%	42%	43%	45%

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Period ended March 31, 2019	Seed and integrated products	Crop protection	Crop nutrition	Consolidated
Revenues
Sale of goods and services	19,773,115	59,589,614	30,397,307	109,760,036
Royalties	981,097	-	-	981,097
Others
Government grants	13,674	-	-	13,674
Total	20,767,886	59,589,614	30,397,307	110,754,807

Cost of sales	(7,209,266)	(35,049,400)	(16,390,285)	(58,648,951)
Gross margin per segment	13,558,620	24,540,214	14,007,022	52,105,856
% of Segment Revenue	65%	41%	46%	47%

13.     FINANCIAL INSTRUMENTS – RISK MANAGEMENT

The following tables show additional information required under IFRS 7 on the financial assets and liabilities recorded as of March 31, 2020 and June 30, 2019.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial asset	03/31/2020	06/30/2019	03/31/2020	06/30/2019
Cash and cash equivalents	42,868,115	3,450,873	5,310,172	-
Other financial assets	4,714,708	4,703,688	1,702,285	356,233
Trade receivables	64,534,544	59,236,377	-	-
Other receivables (*)	2,456,021	1,566,732	-	-
Total	114,573,388	68,957,670	7,012,457	356,233

(*) Advances expenses and tax balances are not included.

	Amortized cost		Mandatorily measured at fair value through profit or loss
Financial liability	03/31/2020	06/30/2019	03/31/2020	06/30/2019
Trade Payables and other payables	52,340,999	41,031,148	-	-
Borrowings	147,688,785	103,556,730	-	-
Employee benefits and social security	4,040,619	5,357,218	-	-
Financed payment - Acquisition of business	-	2,826,611	-	-
Warrants	-	-	1,141,817	2,861,511
Total	204,070,403	152,771,707	1,141,817	2,861,511

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Financial instruments measured at fair value

Measurement at fair value at 03/31/2020	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	1,702,285	-	-
US Treasury bills	5,310,172	-	-

Financial liabilities valued at fair value
Private warrants	-	-	1,141,817

Measurement at fair value at 06/30/2019	Level 1	Level 2	Level 3
Financial assets at fair value
Other financial assets	356,233	-	-

Financial liabilities valued at fair value
Private warrants	-	-	2,861,511

Estimation of fair value

The fair value of marketable securities and US Treasury Bills is calculated using the market approach using quoted prices in active markets for identical assets. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

The Group’s financial liabilities, which were not traded in an active market were determined using valuation techniques that maximize the use of available market information, and thus rely as little as possible on specific estimates of the entity. If all significant inputs required to fair value an instrument are observable, the instruments are included in Level 2.

If one or more of the significant inputs is not based on observable market data, the instruments are included in Level 3.

The model and inputs used to value the Private warrants at fair value are referenced in Note 5.16. The sensitivity analysis was based on a 5% change in the volatility of the instrument. The change in isolation would have increased / decreased the amount of the financial liability by $0.9 million and $0.6 million if the volatility were 36.3 % or 26.3%, respectively.

The Group’s policy is to recognize transfers between different categories of the fair value hierarchy at the time they occur or when there are changes in the circumstances that cause the transfer.

There were no transfers between levels of the fair value hierarchy. There were no changes in economic or business circumstances affecting fair value.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Financial instruments not measured at fair value

The financial instruments not measured at fair value include cash and cash equivalents, trade accounts receivable, other accounts receivable, certain other financial assets, trade payables and other payables, borrowings, employee benefits and social security and financed payments.

The carrying value of financial instruments not measured at fair value does not differ significantly from their fair value, except for borrowings (Note 5.11).

14.     SHAREHOLDERS AND OTHER RELATED PARTIES BALANCES AND TRANSACTIONS

During the periods ended March 31, 2020 and March 31, 2019 the transactions between the Group and related parties, and the related balances owed by and to them, are as follows:

		Amount of the transactions of the period ended
Party	Transaction type	03/31/2020	03/31/2019
Joint ventures and associates	Sales and services	4,859,825	2,730,610
Joint ventures and associates	Purchases of goods and services	(16,487,731)	(11,765,781)
Joint ventures and associates	Equity contributions	250,000	218,479
Joint ventures and associates	Net loans granted / (cancelled)	-	(6,410,011)
Key management personnel	Salaries, social security benefits and other benefits	(4,915,673)	(2,111,023)
Key management personnel	Loans granted	-	536,668
Key management personnel	Interest gain	34,730	5,882
Shareholders and other related parties	Sales of goods and services	331,217	593,726
Shareholders and other related parties	Purchases of goods and services	(1,387,677)	(547,671)
Shareholders and other related parties	Net loans granted/(cancelled)	-	(198,895)
Shareholders and other related parties	Interest gain	-	90,188
Shareholders and other related parties	In-kind contributions (Note 5.6)	609,935	463,511
Parent company	Interest gain/(lost)	560,440	(1,386,288)
Parent company	Purchases of goods and services	(95)	(49,132)
Parent company	Equity contributions	-	(14,558,347)
Total		(16,145,029)	(32,388,084)

		Amounts receivable from related parties
Party	Transaction type	03/31/2020	06/30/2019
Parent company	Trade debtors	69,433	440,268
Shareholders and other related parties	Trade receivables	160,247	467,743
Shareholders and other related parties	Allowance for impairment	(28,129)	(75,596)
Other receivables - Other related parties	Other receivables	2,297	10,971
Joint ventures and associates	Trade debtors	105,022	2,369
Joint ventures and associates	Other receivables	941,058	250,783
Total		1,249,928	1,096,538

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

		Amounts payable to related parties
Party	Transaction type	03/31/2020	06/30/2019
Parent company	Trade creditors	(1,244,676)	(1,568,036)
Parents companies and related parties to Parents	Net loans payables	(16,990,910)	(17,757,907)
Parent company	Consideration payment Semya acquisition	(575,604)	(575,604)
Key management personnel	Salaries, social security benefits and other benefits	(2,007,976)	(2,312,253)
Shareholders and other related parties	Trade and other payables	(466,990)	(1,796,932)
Joint ventures and associates	Trade and other payables	(13,074,520)	(4,805,149)
Total		(34,360,676)	(28,815,881)

15.     KEY MANAGEMENT PERSONNEL COMPENSATION

The compensation of directors and other members of key management, including social security contributions and other benefits, was as follows for the period ended March 31, 2020 and 2019.

	03/31/2020	03/31/2019
Salaries, social security and other benefits	2,341,746	2,111,023
Share-based incentives	2,573,927	-
Total	4,915,673	2,111,023

16.     SHARE-BASED PAYMENTS

Incentive payments based on Parent shares

On August 7, 2019, pursuant to the listing of Bioceres Crop Solutions Corp. on the New York Stock Exchange, the Board of Directors of Bioceres S.A., approved the cancellation of the stock grant incentive plan of Bioceres S.A. for Rizobacter Senior Management. On the same date, the Board of Directors of Bioceres S.A. approved the issuance of 36,000 ordinary shares to each of the members of the Rizobacter Senior Management team.

The shares issued by Bioceres S.A. were valued at measurement date at $5.53 per share as described in Note 2.6.

Incentive payments based on options

In December 2019, purchase options were granted with respect to ordinary shares for certain executives and directors of the Group.

a) Share option plan

This plan granted 1,200,000 stock options with an exercise price of $4.55. They are vested when the beneficiaries have served a period of service since the grant date until each vesting period described below. The beneficiaries must remain in the Company or subsidiary as of the date of exercising the option to exercise it. The stock options expire on October 31, 2029.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Options can be exercised for a period of up to three years, with 1/3 vesting every 12 months, and on a cashless basis at their volume weighted average price (“VWAP”) of the ordinary shares during a twenty-day period to the date of exercise.

The fair value of the stock options at the grant date was estimated using the "Black-Scholes" model considering the terms and conditions under which the options on shares were granted and adjusted to consider the possible dilutive effect of the future exercise of options.

Factor	Incentive option plan
Weighted average fair value of shares	$5.42
Exercise price	$4.55
Weighted average expected volatility (*)	29.69%
Dividend rate	0%
Weighted average risk-free interest rate	1.66%
Weighted average expected life	9.89 years
Weighted average fair value of stock options at measurement date	$2.47

(*) Implied volatility of Public warrants

There are no market-related performance conditions or non-vesting conditions that should be considered for determining the fair value of options.

The Group estimates that 100% of the share options will be exercised, taking into account historical patterns of executives maintaining their jobs and the probability of the exercising the options. This estimate is reviewed at the end of each annual or interim period.

The following table shows the weighted average amount and exercise price and the movements of the stock options of executives and directors of the Group during the nine-month periods ended March 31, 2020 and 2019.

	03/31/2020		03/31/2019
	Number of options	Exercise price	Number of options	Exercise price
At the beginning	-	-	-	-
Granted during the period	1,200,000	$4.55	-	-
Annulled during the period	-	-	-	-
Exercised during the period	-	-	-	-
Expired during the period	-	-	-	-
Effective at period	1,200,000	$4.55	-	-

The charge of the plan recognized during the period was $1.5 million.

b) Bonus in kind

This plan is an annual in-kind incentive awarded in ordinary shares up to an equivalent of $580,000 to certain executives. The approved incentive based on shares is subject to the fulfillment of individual objectives and / or economic objectives. As of March 31, 2020, the objectives have not been met and the Group expects they will not be achieved.

c) Bonus in performance

This plan is an in-kind incentive awarded in ordinary shares up to an equivalent of 530,000 shares or 1,060,00 shares, depending on achieving 100% or 200%, respectively, of the objectives. It contains a performance target that is related to the market price of the Company’s shares. Market-based performance conditions were included in the grant-date fair value measurement.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

The fair value of the shares at the grant date was estimated using the "Black-Scholes" model, considering the terms and conditions under which the bonus in performance were granted.

Factor	Bonus in performance
Number of shares to be granted	530,000	1,060,000
Stock price at the grant date	$6.18	$6.18
Price target	$10.5	$21.5
Weighted average expected volatility	24.78%	24.78%
Dividend rate	0%	0%
Weighted average risk-free interest rate	1.52%	1.52%
Weighted average expected life	2.63 years	2.63 years
Weighted average fair value of stock at measurement date	$0.479	$0.005

The charge of the plan recognized during the period was $0.3 million

17.     LEASES

As mentioned in Note 3, the Group began applying IFRS 16 and recognized the cumulative initial effect as an adjustment to the opening equity at the date of initial application. The comparative information was not restated. The Group recognized a right-of-use asset and a lease liability.

The right-of-use asset was initially measured at the amount of the lease liability plus initial direct costs incurred, adjusted by pre-payments made in relation to the lease. The right-of-use asset was measured at cost less accumulated depreciation and accumulated impairment.

The lease liability was initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease if it can be readily determined. If that rate cannot be readily determined, the Group uses its incremental borrowing rate.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard: (i) the use of a single discount rate to a portfolio of leases with reasonably similar characteristics, (ii) reliance on previous assessments on whether leases are onerous, (iii) the accounting for operating leases with a remaining lease term of less than 12 months, as at July 1, 2019, as short-term leases, (iv) the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and (v) the use of hindsight in determining the lease term, where the contract contains options to extend or terminate the lease. The information about the right-of-use and liabilities related with lease assets, is as follows:

Lease liability	2019
Operating lease commitments as at June 30,2019	782,791
Discounted using the lessees´ incremental borrowing rate at the date of initial application	674,360
Add: finance lease liabilities recognized as at June 30,2019	848,817
Lease liability recognized as of July 1, 2019	1,523,177

Lease Liabilities
Non-current	664,980
Current	858,197
Total	1,523,177

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Right-of-use leased asset	03/31/2020
Cost
Book value at the beginning of the period	-
Additions for initial application of IFRS 16	1,523,177
Additions of the period	386,740
Book value at the end of the period	1,909,917

Depreciation
Accumulated depreciation at the beginning of the period	759,045
Exchange differences	(66,089)
Depreciation of the period	464,234
Accumulated depreciation at the end of the period	1,157,190
Total	752,727

Lease liability	03/31/2020
Book value at the beginning of the period	-
Additions for initial application of IFRS 16	1,523,177
Additions of the period	543,426
Interest expenses, exchange differences and inflation effects	(739,204)
Payments of the period	(433,947)
Total	893,452

Lease Liabilities	03/31/2020
Non-current	316,857
Current	576,595
Total	893,452

The recognized right-of-use assets relate to the following types of assets:

	03/31/2020	7/1/2019
Machinery and equipment	620,891	413,321
Vehicles	273,923	384,438
Equipment and computer software	389,243	390,125
Land and buildings	625,860	335,293
	1,909,917	1,523,177

The discounted lease payments were measured using an incremental borrowing rate of 7.74%.

18.     CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In order to guarantee the obligations assumed on the Syndicated loan (incorporated in Bank borrowings in Note 5.11), Rizobacter signed and granted a pledge of a fixed term certificate constituted on September 11, 2017 and extended on December 9, 2019 for $4.4 million, disclosed as “Restricted short-term deposit” in “Other financials assets” (Note 5.2).

The Convertibles Notes referenced in Note 5.11 are guaranteed by (i) BCS Holding, RASA Holding, Bioceres Semillas S.A., Rizobacter USA LLC and Rizobacter do Brasil LTD; (ii) a Share Pledge Agreement over the 41.3% of the shares held by RASA Holding in the capital stock of Rizobacter; (iii) an Intercompany Loan Pledge Agreement; (iv) Rizobacter do Brazil Fiduciary Assignment Agreement; and (v) Rizobacter do Brazil Account Pledge Agreement.

BIOCERES CROP SOLUTIONS CORP.

NOTES TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in US Dollars, except otherwise indicated)

Furthermore, during the fiscal year, Rizobacter had taken loans secured by checks from customers for $1 million and by US Treasury bills for $5.1 million.

There were no other significant changes to the contingencies, commitments and restrictions on the distribution of profits from the disclosure made in the Consolidated financial statement as of June 30, 2019.

19.     IMPACT OF COVID-19

In December 2019, a novel strain of coronavirus (“COVID-19”) was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 a pandemic, reaching over 465,000 confirmed cases in 200 countries and territories by late March. COVID-19 has disrupted business activities in Argentina and worldwide. The Argentine government has issued a stay-home order from March 20 to June 7, 2020, restricting free circulation of people in public areas and ordering most businesses to close, with certain exemptions. The Group’s operations, which involve agricultural production and commercialization activities, have been exempted from the order. Consequently, our financial condition, liquidity position and results of operations have not been materially impacted as we have been allowed to continue with our operations.

The final scope of the Coronavirus outbreak and its impact on the country's and global economy are unknown, with governments being able to take stricter measures, which are not predictable in this instance. It cannot be reasonably quantified to what extent the Coronavirus will affect the Company's business and the results of its operations in the future if this situation is prolonged. The Board of Directors and senior management are closely monitoring the situation and taking all necessary measures at their disposal to protect human life and the Group’s operations and financial condition.

20.     EVENTS OCCURRING AFTER THE REPORTING PERIOD

Subsequent to March 31, 2020, there have been no situations or circumstances that may require significant adjustments or further disclosure in these Unaudited interim condensed consolidated financial statements that were not mentioned above.